Attachment  #1

Response  to  Sub-Item  77K

Arthur Andersen LLP was selected by the Board of Directors to serve as the Fund's independent auditor. PricewaterhouseCoopers LLP served as the independent auditor for the Bridgeway Social Responsibility Portfolio. The change in independent auditor was the result of the approved Plan of Reorganization.